



06004498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/11/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-049460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agri General Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9200 Northpark Drive, Suite 214

                                      (No. and Street)

Johnston, Iowa 50131

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Schweer   (515) 559-1190

                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

                            (Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 2 9 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

0506-0653940

Oath or Affirmation

I, Robert M. Young, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Agri General Securities Corporation as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report on Internal Control of Independent Registered Public Accounting Firm

Agri General Securities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2005 and 2004

Contents

**ERNST & YOUNG**

■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Agri General Securities Corporation

We have audited the accompanying statements of financial condition of Agri General Securities Corporation (an indirect wholly-owned subsidiary of Rain and Hail Insurance Service, Inc.) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agri General Securities Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 9, 2006

Agri General Securities Corporation

Statements of Financial Condition

| | December 31 | |
	2005	2004
Assets		
Cash and cash equivalents	$230,609	$261,826
Recoverable income taxes	17,893	18,100
Prepaid expenses	41	–
Office furniture and equipment, net of accumulated depreciation of $191 in 2005	1,717	–
Total assets	$250,260	$279,926
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$ 501	$ 793
Due to affiliate	1,900	2,081
Total liabilities	2,401	2,874
Stockholder's equity:		
Common stock, par value $.01 per share (authorized 200,000 shares, issued and outstanding 15,000 shares), all owned by Rain and Hail Financial, Inc., which is wholly owned by Rain and Hail Insurance Service, Inc.	150	150
Additional paid-in capital	149,850	149,850
Retained earnings	97,859	127,052
Total stockholder's equity	247,859	277,052
Total liabilities and stockholder's equity	$250,260	$279,926

See accompanying notes.

Agri General Securities Corporation

Statements of Operations

| | Year Ended December 31 | |
	2005	2004
Revenues:		
Municipal bond trading income	$ 60,481	$ 65,238
Expenses:		
Salaries and benefits	66,669	72,240
Rent	22,922	23,240
Professional fees	7,317	6,498
Regulatory fees and expenses	983	1,210
Other operating expenses	9,676	9,681
Total expenses	107,567	112,869
Loss before income taxes	(47,086)	(47,631)
Current income tax expense benefit	17,893	18,100
Net loss	$(29,193)	$ (29,531)

See accompanying notes.

Agri General Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2004	$150	$149,850	$156,583	$306,583
Net loss for 2004	–	–	(29,531)	(29,531)
Balances at December 31, 2004	150	149,850	127,052	277,052
Net loss for 2005	–	–	(29,193)	(29,193)
Balances at December 31, 2005	$150	$149,850	$ 97,859	$247,859

See accompanying notes.

Agri General Securities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2005	**2004**
Operating activities		
Net loss	**$ (29,193)**	$ (29,531)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	**191**	–
Changes in operating assets and liabilities:		
Recoverable income taxes	**207**	13,115
Prepaid expenses	**(41)**	–
Accounts payable and accrued income taxes payable	**(292)**	194
Due to affiliate	**(181)**	(19,975)
Net cash used in operating activities	**(29,309)**	(36,197)
Investing activity – purchase of office furniture and equipment	**(1,908)**	–
Net decrease in cash and cash equivalents	**(31,217)**	(36,197)
Cash and cash equivalents at beginning of year	**261,826**	298,023
Cash and cash equivalents at end of year	**$230,609**	$261,826
Supplemental disclosure of cash flow information		
Cash receipts for income taxes	**$ (18,100)**	$ (31,215)

See accompanying notes.

Agri General Securities Corporation

Notes to Financial Statements

December 31, 2005

1. Organization and Significant Accounting Policies

Organization

Agri General Securities Corporation (the Company) was incorporated in the State of Iowa on June 11, 1996 as a wholly-owned subsidiary of Rain and Hail Financial, Inc., which is wholly owned by Rain and Hail Insurance Service, Inc. (RHIS). The Company was organized as a broker-dealer to purchase and sell municipal bonds on behalf of RHIS and its various subsidiaries, primarily Agri General Insurance Company and Rain and Hail L.L.C.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Recognition of Municipal Bond Trading Income

Trading income is recognized on the settlement date (see Note 5).

2. Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax returns of RHIS. RHIS and its direct and indirect subsidiaries each report current income tax expense (benefit) as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company's income tax benefit included in the statements of operations for 2005 and 2004 differs from the prevailing corporate income tax rate of 35% times pretax loss due primarily to provisions for state income taxes.

3. Retirement Plans

The Company participates with RHIS and several other affiliates in various defined benefit and defined contribution plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company expensed contributions of $3,241 related to these plans for the year ended December 31, 2005 ($3,463 in 2004).

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net defined capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had defined net capital of $228,208, which was $128,208 in excess of its required net capital of $100,000. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .01 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company has a special bank account (zero balance at December 31, 2005 and 2004) as required under 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers".

5. Related Party Transactions (continued)

Municipal bond trading income of $60,481 in 2005 ($65,238 in 2004) consists of broker concessions on trades made by the Company on behalf of affiliates. This amount is negotiated with outside parties on a trade-by-trade basis and generally fluctuates based on factors such as the market outlook and general availability of a particular security in the marketplace.

The Company shares certain office facilities and services with RHIS and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies, and consist primarily of salaries and related expenses and occupancy costs. During the years ended December 31, 2005 and 2004, the Company incurred $89,591 and $95,480, respectively, of expenses under this agreement. Certain officers and directors of the Company are also officers of RHIS.

Supplemental Information

Agri General Securities Corporation

Computation of Net Capital – Part II

December 31, 2005

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition — **$247,859**
2. Deduct ownership equity not allowable for Net Capital — **–**
3. Total ownership equity qualified for Net Capital — **247,859**
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — **–**
   B. Other (deductions) or allowable credits — **–**
5. Total capital and allowable subordinated liabilities — **247,859**
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):
      Recoverable income taxes — **$17,893**
      Prepaid expenses — **41**
      Office furniture and equipment — **1,717**
      1. Additional charges for customers' and non-customers' security — **–**
      2. Additional charges for customers' and non-customers' commodity accounts — **–**
   B. Aged fail-to-deliver — **–**
      1. Number of items — **–**
   C. Aged short security differences – less reserve of — **–** — **–**
      1. Number of items — **–**
   D. Secured demand note deficiency — **–**
   E. Commodity futures contracts and spot commodities – proprietary capital charges — **–**
   F. Other deductions and/or charges — **–**
   G. Deductions for options accounts — **–**
   H. Total deductions and/or charges — **19,651**
7. Other additions and/or allowable credits — **–**
8. Net capital before haircuts on securities positions — **228,208**
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)] — **–**
10. Net Capital — **$228,208**

0506-0653940

Agri General Securities Corporation

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 160
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less 13)	128,208
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	227,967

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		2,401
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts [15c3-19(c)(1)(vii)]		–
19.	Total aggregate indebtedness		2,401
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		1%
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		1%

__Computation of Basic Net Capital Requirement__	N/A

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits _____

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) _____

24. Net capital requirement (greater of line 22 or 23) _____

25. Excess net capital (line 10 less 24) _____

26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line ÷ by line 17 page 8) _____

27. Percentage of Net Capital after anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8) _____

28. Net capital in excess of:
5% of combined aggregate debit items or $120,000 _____

__Other Ratios__	N/A

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) _____

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital _____

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Agri General Securities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2005

__Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:__

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the
    section upon which such exemption is based (check one only)
    A. (k)(1) – Limited business (mutual funds and/or variable
        annuities only) _____
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of
        customers" maintained ____X____
    C. (k)(2)(ii) – All customer transactions cleared through
        another broker-dealer on a fully disclosed basis. _____
    D. (k)(3) – Exempted by order of the Commission _____

__Information Relating to the Possession or Control Requirements Under Rule 15c3__

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of
the report date) but for which the required action was not taken by
respondent within the time frames specified under Rule 15c3-3. ____–____

Number of items ____–____

Customers' fully paid securities and excess margin securities for which
instructions to reduce to possession or control had not been issued as
of the report date, excluding items arising from "temporary lags
which result from normal business operations" as permitted under
Rule 15c3-3. ____–____

Number of items ____–____

Agri General Securities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2005

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2005.

■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Supplementary Report on Internal Control
of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Agri General Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Agri General Securities Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 9, 2006